UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under The Securities Exchange Act of 1934

(Amendment No. 10)*

AVALON HOLDINGS CORPORATION

(Name of Issuer)

AVALON HOLDINGS CORPORATION CLASS A COMMON STOCK

(Title of Class of Securities)

05343P109

(CUSIP Number)

ANIL CHOUDARY NALLURI, MD, INC PERSONAL, PENSION, AND IRA & PARVATI NALLURI

5500 Market St. Ste. 128

Youngstown, Ohio 44512

(330) 783-1147

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 26, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box  ☐.

Check the following box if a fee is being paid with the statement ☒. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 05343P109	PAGE 2 OF 2 PAGES

1.	Name of Reporting Person, S.S. or I.R.S. Identification No. of above person ANIL CHOUDARY NALLURI, MD, INC PERSONAL, PENSION AND IRA & PARVATI NALLURI 34-1299073
2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds* PF
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization OHIO, U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 100% 8. Shared Voting Power 9. Sole Dispositive Power 10. Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 388,750
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐
13.	Percent of Class Represented by Amount in Row (11) 12.1835%
14.	Type of Reporting Person* IN

*	See instructions before filling out! Include both sides of the cover page, responses to Items 1-7 (including Exhibits) of the Schedule, and the Signature Attestation.

Appendix A

Symbol: AWX

Date Sold	Quantity	Price	Net Amount
08/15/06	1000	5.35	5339.84
08/15/06	300	5.35	1604.95
08/15/06	600	5.31	3175.90
08/15/06	100	5.32	531.98
08/15/06	100	5.31	530.98
08/15/06	100	5.31	530.98
08/16/06	400	5.30	2109.94
08/16/06	100	5.20	509.98
08/16/06	100	5.20	519.98
08/16/06	1000	5.20	5199.84
08/16/06	400	5.20	2079.94
08/16/06	100	5.20	519.98
08/21/06	1000	5.2352	5230.04
08/21/06	100	5.22	516.98
08/21/06	900	5.22	4697.86
08/21/06	1000	5.2212	5216.04
08/21/06	1000	5.2212	5216.04
10/16/06	100	7.06	695.98
10/16/06	300	7.06	2117.94
10/16/06	2500	7.06	17649.46
10/16/06	300	7.06	2117.94
10/16/06	400	7.06	2823.91
10/16/06	600	7.06	4235.87
10/16/06	600	7.06	4235.87
10/16/06	200	7.06	1411.96
10/16/06	600	7.04	4213.87
10/16/06	1500	7.05	10564.68
10/16/06	1400	7.05	9869.70
10/16/06	1100	7.05	7754.76
11/08/06	100	6.87	676.98
11/08/06	100	6.86	675.98
11/08/06	150	6.86	1028.97
11/08/06	400	6.86	2743.92
11/08/06	100	6.86	685.98
11/08/06	500	6.8519	3420.84
12/29/06	600	7.20	4309.87
01/03/07	1000	7.485	7474.77
01/03/07	400	7.46	2973.91
01/03/07	400	7.46	2983.91
01/03/07	800	7.47	5965.82
01/03/07	500	7.47	3724.89
01/03/07	300	7.47	2240.93
01/03/07	300	7.47	2230.93

Symbol: AWX

Date Sold	Quantity	Price	Net Amount
01/03/07	700	7.45	5204.84
01/08/07	800	7.26	5797.82
01/08/07	100	7.29	718.98
01/08/07	100	7.29	728.98
01/08/07	600	7.29	4373.87
01/08/07	200	7.38	1465.95
01/08/07	100	7.38	737.98
01/08/07	700	7.38	5165.84
01/09/07	800	7.41	5917.82
01/09/07	900	7.40	6652.87
01/09/07	400	7.40	2956.83
01/10/07	100	7.40	737.93
01/10/07	388	7.40	2863.16
01/10/07	265	7.40	1960.94
01/16/07	100	7.45	734.98
01/16/07	28	7.45	208.59
01/16/07	500	7.40	3694.89
01/18/07	300	7.38	2203.93
01/18/07	900	7.38	6641.80
01/18/07	800	7.38	5903.82
02/16/07	800	8.00	6389.80
02/23/07	1500	8.01	12004.63
02/23/07	1000	8.00	7989.76
02/26/07	500	7.99	3989.88
03/27/07	4	7.9301	26.72
03/27/07	796	7.93	6312.18
03/30/07	200	8.0124	1597.46
03/30/07	100	8.0107	796.06
04/02/07	900	8.0921	7277.78
04/02/07	700	8.09	5657.91
04/02/07	200	8.09	1617.98
04/03/07	600	8.13	4872.93
04/04/07	2500	8.17	20419.69
04/09/07	200	8.0664	1608.26
04/23/07	100	8.55	849.99
04/23/07	400	8.55	3419.95
05/17/07	1000	9.65	9639.85
05/17/07	1000	9.65	9639.85
05/17/07	1000	9.65	9639.85
05/17/07	1000	9.65	9639.85
05/21/07	4400	10.80	47509.28
05/21/07	600	10.80	6479.90

Symbol: AWX

Date Sold	Quantity	Price	Net Amount
05/21/07	2800	10.80	30229.54
05/21/07	1900	10.80	20519.69
05/21/07	300	10.80	3239.95
05/21/07	3800	10.80	41029.38
05/21/07	1200	10.80	12959.80
05/21/07	4000	10.80	43189.34
05/21/07	1000	10.80	10799.84
07/02/07	200	10.01	1991.97
07/02/07	10	10.01	100.10
07/02/07	1000	10.00	9994.85
07/02/07	300	10.0224	3001.67
07/03/07	500	10.00	4994.92
07/03/07	500	9.97	4979.92
07/03/07	300	9.99	2991.95
07/03/07	100	9.99	998.98
07/10/07	1200	10.05	12054.82
07/16/07	1100	10.00	10994.83
07/23/07	900	9.9601	8953.95
07/23/07	500	10.00	4999.92
07/23/07	2600	9.96	25895.60
07/23/07	1400	9.96	13933.79
09/10/07	1000	8.84	8,834.86
09/10/07	1000	8.84	8,834.86
09/10/07	1000	8.84	8,834.86
09/10/07	500	8.88	4,429.93
09/11/07	500	8.75	4,369.93
09/18/07	500	8.69	4,339.93
09/18/07	100	8.70	864.98

Date Bought	Quantity	Price	Net Amount
10/06/08	1300	2.75	3,580.00
10/06/08	800	2.745	2,196.00
10/06/08	2100	2.75	5,780.00
10/14/08	130	1.8423	244.50
10/14/08	148	1.8493	278.70
10/15/08	1,000	1.70	1,710.00
12/03/08	500	1.10	555.00
12/11/08	500	1.0844	547.20
12/11/08	500.	1.122	566.02
12/11/08	1000	1.17	1,180.00
12/12/08	200	1.10	225.00
12/15/08	200	1.26	257.00
12/15/08	100	1.2599	125.99
12/15/08	200	1.2599	257.00
12/15/08	100	1.31	136.00
12/12/08	300	1.10	340.00
12/15/08	1500	1.10	1660.00
12/16/08	1400	1.17	1644.26
12/16/08	1500	1.17	1763.30
12/16/08	700	1.17	819.63
12/16/08	700	1.18	831.00
12/16/08	200	1.18	241.00
12/16/08	500	1.17	585.45
12/16/08	500	1.18	595.00
12/16/08	200	1.16	237.00
12/16/08	200	1.22	249.00
12/16/08	200	1.22	249.00
12/16/08	200	1.22	249.00
12/16/08	200	1.21	247.00
12/16/08	800	1.2162	978.00
12/16/08	1000	1.21	1037.29
12/17/08	500	1.34	675.00
12/17/08	400	1.34	541.00
12/17/08	200	1.33	271.00
12/17/08	1000	1.34	1350.00
12/17/08	1500	1.34	2020.00
12/18/08	1000	1.23	1325.00
12/24/08	402	1.43	579.94
12/24/08	2598	1.50	3897.00
12/26/08	4602	1.50	6913.00

Pension IRA

Date Bought	Quantity	Symbol	Description	Purchase Amount	Sub-Totals	Date SOLD	Quantity	Symbol	Description	Sale Proceeds
6/25/1998	2000.00	AWX	AVALON HOLDINGS CORP	$14,760.00
7/2/1998	5000.00			$34,385.00		5/5/2000	2600.00	AWX	AVALON HOLDINGS CORP	10,304.40
7/2/1998	2800.00			$18,910.00		5/8/2000	200.00			772.22
7/2/1998	5000.00			$34,072.50		6/4/2003	65635.00			134,545.45
7/7/1998	2200.00			$14,860.00		7/1/2003	42051.00			87,461.98
7/7/1998	5000.00			$35,635.00		7/1/2003	3.00			6.14
7/8/1998	5000.00			$35,635.00		6/30/2004	100.00			281.99
7/8/1998	5000.00			$35,322.50		6/30/2004	2700.00			7,836.79
7/8/1998	3637.00			25,014.38		6/30/2004	1400.00			3,894.89
7/10/1998	2182.00			14,738.50		7/1/2004	5000.00			14,494.66
7/10/1998	5000.00			$35,635.00		9/23/2004	400.00			1,134.97
7/10/1998	300.00			$2,128.75		6/28/2006	100			511.16
7/13/1998	5000.00			$35,635.00		6/28/2006	400			2,038.93
7/13/1998	4700.00			$33,203.75		6/28/2006	300			1,530.31
7/14/1998	5000.00			$36,885.00		6/28/2006	700			3,564.89
7/15/1998	5000.00			$36,572.50		10/16/2006	5000.00			35,288.91
7/15/1998	5000.00			$36,260.00		10/16/2006	600.00			4,213.87
7/16/1998	5000.00			$36,260.00		10/16/2006	4000.00			28,189.13
7/17/1998	5000.00			$36,260.00
7/17/1998	5000.00			$35,947.50
7/21/1998	5000.00			$35,947.50
7/24/1998	1200.00			$9,085.00
7/27/1998	500.00			$3,791.25
7/27/1998	5000.00			$38,760.00
7/28/1998	1000.00			$7,635.00
7/29/1998	4700.00			$35,260.00
7/29/1998	5000.00			$37,822.50
7/29/1998	3300.00			$24,966.25
7/29/1998	4000.00			$30,510.00
7/30/1998	400.00			$3,060.00
7/31/1998	5000.00			$37,822.50
8/5/1998	500.00			$3,447.50
8/6/1998	200.00			$1,385.00
8/6/1998	1700.00			$12,016.25
8/21/1998	90.00			$776.25
8/21/1998	900.00			$7,772.50
11/2/1998	300.00			$2,335.00
11/3/1998	5000.00			$40,635.00
11/4/1998	1500.00			$12,197.50
11/4/1998	1500.00			$12,010.00
11/5/1998	1700.00			$13,822.50
11/12/1998	2000.00			$16,510.00

Pension IRA

11/25/1998	2200.00	$17,462.50
11/25/1998	800.00	$6,320.00
12/2/1998	1324.00	$10,441.50
1/11/1999	6300.00	$44,120.00
1/12/1999	3700.00	$26,835.00
1/27/1999	4000.00	$28,010.00
1/27/1999	1000.00	$6,760.00
1/29/1999	2000.00	$14,010.00
2/3/1999	154.00	$1,075.75
2/5/1999	600.00	$4,135.00
2/8/1999	200.00	$1,335.00
2/11/1999	500.00	$3,322.50
2/12/1999	300.00	$1,997.50
2/18/1999	100.00	$610.00
2/18/1999	1000.00	$6,329.50
3/3/1999	100.00	$610.00
3/19/1999	1000.00	$5,760.00
4/13/1999	2100.00	$12,617.00
4/28/1999	100.00	$603.75
4/28/1999	600.00	$3,610.00
6/11/1999	400.00	$2,585.00
6/11/1999	100.00	$647.50
6/14/1999	5000.00	$32,510.00
6/14/1999	400.00	$2,560.00
6/25/1999	3000.00	$18,767.00
7/2/1999	600.00	$4,060.00
7/6/1999	1400.00	$9,460.00
7/6/1999	3000.00	$19,892.00
7/22/1999	1100.00	$7,160.00
8/13/1999	4500.00	$27,579.50
9/3/1999	2000.00	$12,010.00
9/10/1999	500.00	$2,885.00
9/15/1999	1700.00	$9,572.50
9/16/1999	15000.00	$91,926.00
9/21/1999	2800.00	$16,817.00
9/24/1999	200.00	$1,192.00
9/28/1999	5000.00	$30,642.00
6/7/2001	361.00	1,093.00
6/7/2001	100.00	300.00
6/7/2001	200.00	600.00
6/7/2001	661.00	1,993.00
3/1/2002	1147.00	3,508.35
3/3/2003	1887.00	3,500.95

Pension IRA

7/1/2003	42051.00	$90,830.16
7/1/2003	284.00	$624.80
7/14/2003	5000.00	$11,350.50
7/14/2003	1500.00	$3,410.00
7/16/2003	300.00	$689.00
7/18/2003	5500.00	$12,926.00
1/9/2004	1150.00	3,397.50
1/9/2004	30.00	93.80
10/7/2004	2000.00	$5,700.00
10/8/2004	800.00	$2,282.00
10/8/2004	500.00	$1,420.00
10/13/2004	2600.00	$7,394.00
10/14/2004	300.00	$877.00
10/14/2004	1000.00	$2,905.00
10/15/2004	2200.00	$6,473.00
10/15/2004	900.00	$2,660.00
10/18/2004	2100.00	$6,184.00
10/18/2004	700.00	$2,070.00
6/4/2003	56246.00	$119,803.98
7/5/2006	1500.00	$7,660
7/5/2006	790.00	$4,039.00
7/28/2006	828.00	$4,477.20
8/2/2006	337.00	$1,808.95
8/2/2006	2200.00	$11,780.00

Pension IRA

Date Bought	Quantity	Symbol	Description	Purchase Amount
7/2/1998	3636.00	AWX	AVALON HOLDINGS CORP	25,007.50
7/7/1998	1757.00			11,869.75
6/4/2001	661.00			1,993.00
2/26/2002	547.00			1,678.35
2/26/2002	600.00			1,824.00
2/26/2003	1891.00			3,508.35
1/6/2004	1150.00			3,397.50
1/6/2004	30.00			93.80
Date Bought	Quanity	Symbol	Description	Purchase Amount
7/2/1998	5000.00	AWX	AVALON HOLDINGS	34,385.00
8/20/1998	1400.00			12,785.00
8/20/1998	3600.00			33,085.00
7/12/1999	1400.00			8,760.00
1/19/2000	1380.00			1,399.95
1/19/2000	1380.00			1,399.95
2/2/2001	500.00			1,730.00
9/27/2001	1163.00			2,859.35
3/4/2002	500.00			1,510.00
3/4/2002	600.00			1,800.00
3/7/2002	525.00			1,585.00
3/11/2002	693.00			2,070.14
8/1/2002	3200.00			6,922.00
8/1/2002	1800.00			3,960.00
8/1/2002	2400.00			5,290.00
8/1/2002	200.00			440.00
8/2/2002	763.00			1,688.60
8/2/2002	1600.00			3,520.00
8/7/2002	3500.00			7,885.00
8/12/2002	2453.00			5,529.25
8/12/2002	1102.00			2,489.50
6/9/2003	9389.00			19,998.57
11/24/2003	3800.00			10,070.00
11/24/2003	2200.00			5,896.00
11/28/2003	4000.00			10,800.00
12/12/2003	500.00			1,235.00
12/12/2003	100.00			260.00
12/12/2003	1000.00			2,500.00
12/12/2003	3400.00			8,782.00
12/12/2003	600.00			1,550.00
12/12/2003	500.00			1,290.00
12/15/2003	2900.00			7,806.00
12/15/2003	100.00			269.00
12/15/2003	281.00			749.03
12/15/2003	200.00			526.00
1/15/2004	2300.00			7,089.00
1/15/2004	300.00			921.00
1/15/2004	2400.00			7,416.00
1/15/2004	3600.00			11,129.00

Pension IRA

1/15/2004	1400.00	4,396.00
1/15/2004	500.00	1,560.00
1/15/2004	3600.00	11,160.00
1/16/2004	2019.00	6,263.90
1/20/2004	1000.00	3,302.00
1/20/2004	2500.00	8,255.00
1/20/2004	11500.00	37,973.00
1/21/2004	1000.00	3,545.00
1/21/2004	4000.00	14,200.00
1/21/2004	1500.00	5,405.00
1/21/2004	3500.00	12,775.00
1/21/2004	2060.00	7,426.00
1/21/2004	2000.00	7,200.00
1/26/2004	5000.00	19,755.00
1/26/2004	1500.00	5,980.00
1/26/2004	1000.00	3,980.00
1/26/2004	2500.00	9,950.00
1/26/2004	1072.00	4,288.56
1/26/2004	1500.00	5,970.00
7/1/2004	5000.00	14,505.00
7/1/2004	600.00	1,805.00
7/1/2004	200.00	590.00
7/1/2004	200.00	600.00
7/1/2004	1000.00	3,100.00
7/1/2004	3000.00	9,600.00
8/2/2004	1400.00	4,420.00
8/2/2004	200.00	630.00
8/4/2004	490.00	1,553.50
8/4/2004	1000.00	3,150.00
11/3/2004	500.00	1,530.00
12/1/2004	500.00	1,670.00
2/25/2005	2200.00	7,067.00
3/2/2005	5000.00	15,760.00
7/6/2006	400.00	$2,074.00
7/7/2006	1000.00	$5,120.00
9/1/2006	1100.00	$5,478.00
9/1/2006	1000.00	$4,925.00
9/1/2006	800.00	$3,944.00
9/1/2006	600.00	$2,952.00
9/1/2006	300.00	$1,477.74
9/1/2006	100.00	$497.00
9/1/2006	5000.00	$24,760.00
9/1/2006	200.00	$994.00
9/1/2006	100.00	$498.00
10/17/2006	100.00	$724.00
10/17/2006	1500.00	$10,855.00
10/17/2006	200.00	$1,444.00
10/17/2006	500.00	$3,620.00
10/17/2006	400.00	$2,921.00
10/17/2006	1500.00	$10,920.00
10/17/2006	800.00	$5,830.40
10/17/2006	1900.00	$13,880.00
10/17/2006	100.00	$751.00
10/17/2006	1300.00	$9,786.00
10/17/2006	1700.00	$12,801.00